P R O S P E C T U S   S U P P L E M E N T

(To Prospectus Dated May 3, 2005)

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-122925
333-122925-01

29,166,667 SynDECSSM

(Debt Exchangeable for Common StockSM)

Citigroup Funding Inc.

Variable Rate Exchangeable Notes Due September 27, 2008

(Subject to exchange into shares of Class A common stock of Genworth Financial, Inc.)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Holders of the Variable Rate Exchangeable Notes Due September 27, 2008 (which we call SynDECS) will receive on each March 27, June 27, September 27 and December 27, beginning on December 27, 2005 and ending on September 27, 2008, a cash distribution per SynDECS in an amount equal to the sum of:

•	interest accrued at a rate of 4.583% per annum on the principal amount of $29.50 per SynDECS; and

•	$0.075, subject to adjustment when the amount of cash dividends paid by Genworth Financial, Inc., which we call Genworth, since the prior interest payment date on one share of Genworth Class A common stock is greater or less than $0.075 per share per quarter.

At maturity, we will exchange your SynDECS for shares of Genworth Class A common stock or the cash equivalent of those shares or a combination of shares and cash. The number of shares of Genworth Class A common stock or amount of cash that you will receive will depend on the price of Genworth Class A common stock on each of the 20 trading days beginning on August 27, 2008. On each of those 20 trading days, a formula will be applied to that day’s closing price for Genworth Class A common stock and the results of the 20 days’ calculations will be added to determine the total number of shares of Genworth Class A common stock (or their cash equivalent) you will receive on the maturity date. Under that formula:

•	for each of those 20 trading days on which the closing price for Genworth Class A common stock is more than $35.40 per share, you will receive approximately 1/24th of one share of Genworth Class A common stock for each SynDECS you own;

•	for each of those 20 trading days on which the closing price for Genworth Class A common stock is more than $29.50 per share but less than or equal to $35.40 per share, you will receive a fraction of a share of Genworth Class A common stock per SynDECS equal to the result of multiplying 1/20th of one share by the result of dividing the public offering price by the closing price; and

•	for each of those 20 trading days on which the closing price for Genworth Class A common stock is $29.50 per share or less, you will receive 1/20th of one share of Genworth Class A common stock for each SynDECS you own.

As a result, on the maturity date you will receive a total of between approximately 5/6th of one share and one share of Genworth Class A common stock or their cash equivalent for each SynDECS you own. We will have the option to pay you the cash equivalent of the shares of the Genworth Class A common stock that we would otherwise be required to deliver to you in respect of some or all of the 20 trading days.

We have attached to this prospectus supplement and the accompanying prospectus the prospectus of Genworth relating to the shares of Genworth Class A common stock that you may receive at maturity. Genworth Class A common stock is listed on the New York Stock Exchange under the symbol “GNW.” The last reported sale price of Genworth Class A common stock on the New York Stock Exchange on September 21, 2005 was $29.60 per share. Genworth will have no obligation of any kind under the SynDECS.

In a concurrent offering, GE Financial Assurance Holdings, Inc., or GEFAHI, is offering 80,000,000 shares of Genworth Class A common stock. The selling stockholder has granted the underwriters of that offering the right to purchase up to an additional 12,000,000 shares of Genworth Class A common stock to cover over-allotments.

Investing in the SynDECS involves risks. See “ Risk Factors” beginning on page S-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the SynDECS or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The SynDECS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per SynDECS	Total
Public Offering Price	$29.50	$860,416,676.50
Underwriting Commissions (1)	$0.7670	$22,370,833.59
Proceeds to Citigroup Funding Inc.	$29.50	$860,416,676.50

(1)	Underwriting commissions are being paid by GEFAHI. See “Underwriting” for a description of certain arrangements.

We have granted an option to the underwriters to purchase up to an additional 4,375,000 SynDECS to cover over-allotments. The underwriters expect to deliver the SynDECS to purchasers on September 27, 2005.

Citigroup

Morgan Stanley

September 21, 2005

SM Service Mark of Citigroup Global Markets Inc.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. Neither we nor Genworth Financial, Inc., GE Financial Assurance Holdings, Inc. or the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of such documents. None of the information included or incorporated by reference in this prospectus supplement or the accompanying prospectus has been prepared by Genworth Financial, Inc., GE Financial Assurance Holdings, Inc. or any of their affiliates and such parties assume no responsibility for any information included in or omitted from this prospectus supplement and the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains basic information about us, Genworth and the SynDECS. It does not contain all the information that is important to you. Unless otherwise stated, this prospectus supplement assumes that the underwriters will not exercise the over-allotment option.

Citigroup Inc. and Citigroup Funding Inc.

Citigroup Inc., the guarantor of the SynDECS, is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

Genworth Financial, Inc.

Genworth is an insurance company serving the life and lifestyle protection, retirement income, investment and mortgage insurance needs of millions of customers. It distributes its products and services through an extensive and diversified distribution network that includes financial intermediaries, independent producers and dedicated sales specialists. It conducts operations in 24 countries.

Genworth was incorporated in Delaware on October 23, 2003, in preparation for its corporate reorganization and initial public offering, or IPO, which was completed on May 28, 2004. In connection with its IPO, Genworth acquired substantially all of the assets and liabilities of GE Financial Assurance Holdings, Inc., or GEFAHI. As of September 21, 2005, approximately 52% of Genworth’s capital stock is owned by GEFAHI. GEFAHI is an indirect subsidiary of General Electric Company, or GE.

GEFAHI has agreed to sell 21,000,000 shares of Genworth Class A common stock to Citigroup Global Markets Inc., an affiliate of ours, in connection with this offering. Up to 3,150,000 additional shares of Genworth Class A common stock may be sold to Citigroup Global Markets Inc. if the underwriters exercise their over-allotment option.

For additional information about Genworth, including risks associated with an investment in Genworth Class A common stock, see the prospectus of Genworth that we have attached for your convenience to this prospectus supplement and accompanying prospectus.

The Offering

Securities Offered

29,166,667 Variable Rate Exchangeable Notes Due September 27, 2008, which we refer to as SynDECS, with an aggregate principal amount of $860,416,676.50. Up to 4,375,000 additional SynDECS may be issued if the underwriters exercise their over-allotment option in full. Each SynDECS will be issued with a principal amount of $29.50.

Offering Price	$29.50 per SynDECS.

Maturity Date	September 27, 2008. The maturity date may be extended under certain circumstances.

Ranking and Guarantee

Each SynDECS is an unsecured obligation of ours and will rank equally with all of our other unsecured and unsubordinated debt. Our payment obligations under the SynDECS will be fully and unconditionally guaranteed by Citigroup.

Interest	On each March 27, June 27, September 27 and December 27, commencing December 27, 2005, we will pay interest per SynDECS in an amount equal to the sum of:

•	interest accrued at a rate of 4.583% per annum on the principal amount of $29.50 per SynDECS; and

•	$0.075, subject to adjustment when the amount of cash dividends paid by Genworth since the prior interest payment date on one share of Genworth Class A common stock is greater or less than $0.075 per share per quarter.

Exchange	On the maturity date, we will exchange the principal amount of each SynDECS into shares of Genworth Class A common stock (or the cash equivalent as described below) in an amount equal to the sum of:

•	for each of the 20 trading days beginning on August 27, 2008 on which the closing price of Genworth Class A common stock is more than $35.40 per share, approximately 1/24th of one share of Genworth Class A common stock per SynDECS;

•	for each of the 20 trading days beginning on August 27, 2008 on which the closing price of Genworth Class A common stock is more than $29.50 per share but less than or equal to $35.40 per share, a fraction of a share of Genworth Class A common stock equal to the result of multiplying 1/20th of a share by the result of dividing the public offering price of the SynDECS by the closing price; and

•	for each of the 20 trading days beginning on August 27, 2008 on which the closing price of Genworth Class A common stock is $29.50 or less per share, 1/20th of one share of Genworth Class A common stock per SynDECS.

As a result, on the maturity date you will receive a total of between approximately 5/6th of one share and one share of Genworth Class A common stock (or the cash equivalent) for each SynDECS you own.

Option to Deliver Cash Instead of Genworth Class A Common Stock

We will have the option to pay you cash instead of delivering Genworth Class A common stock that we would otherwise be required to deliver to you in respect of some or all of the 20 trading days described above.

Certain Adjustment Events

The number of shares of Genworth Class A common stock (or the amount of cash) you receive on the maturity date will be adjusted, or you will receive cash or securities instead of or in addition to Genworth Class A common stock, if Genworth splits its Class A common stock, pays a stock dividend, issues warrants or distributes certain types of assets or if certain other events occur that are described in detail later in this prospectus supplement (though no adjustment will be made as a result of any cash dividend on Genworth Class A common stock, which will instead affect the interest payments we make on the SynDECS).

No Early Redemption	We will not have the option to exchange the principal amount of the SynDECS for Genworth Class A common stock or to otherwise repay the principal amount of the SynDECS prior to the maturity date.

U.S. Federal Income Tax Considerations

In purchasing a SynDECS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat SynDECS for U.S. federal income tax purposes as a variable forward contract to purchase Genworth Class A common stock (subject to our right to deliver cash in lieu of Genworth Class A common stock). In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation under the SynDECS. Under this treatment, you generally will be required to include the cash distributions on the SynDECS as ordinary income at the time such amounts are accrued or received in accordance with your method of accounting. You should refer to the section “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

RISK FACTORS

You should carefully consider the information contained in this prospectus supplement and accompanying prospectus and the following factors before purchasing the SynDECS. Specifically, you should be aware that the trading price of the SynDECS may vary considerably prior to the maturity date as a result of, among other things, fluctuations in the market price of Genworth Class A common stock and other events that are difficult to predict and beyond our control.

You Will Bear the Full Risk of a Decline in the Value of Genworth Class A Common Stock Between the Pricing Date for the SynDECS and the Maturity Date

The amount of Genworth Class A common stock (or the cash equivalent) that you will receive on the maturity date is not fixed, but is based on the closing price of Genworth Class A common stock on each of 20 trading days before the maturity date. The value of the shares of Genworth Class A common stock you receive in exchange for your SynDECS (or the equivalent cash payment) may be less than the principal amount of your SynDECS. If the market price of Genworth Class A common stock declines after the pricing date for the SynDECS, the Genworth Class A common stock (or cash equivalent) you receive will be worth less than what you paid for your SynDECS and you will lose money. Moreover, you could lose your total investment in the SynDECS if Genworth becomes insolvent or bankrupt.

See the Genworth prospectus, which we have attached to this prospectus supplement, for more information on the Genworth Class A common stock.

The SynDECS May Be Less Profitable Than a Direct Investment in Genworth

You will have less opportunity for gains if the value of Genworth Class A common stock increases than you would have if you purchased Genworth Class A common stock directly. You will realize a gain only if the value of Genworth Class A common stock increases by 20% between the closing date and the maturity date, and then you will only receive approximately 5/6th of the increase in the Genworth Class A common stock price above that level.

Because the number of shares of Genworth Class A common stock or the equivalent cash payment you receive on the maturity date is determined based on the closing price of the Genworth Class A common stock for each of the 20 trading days beginning on August 27, 2008, the actual value per share of Genworth Class A common stock or the amount of cash that you receive on the maturity date may be less than the price of Genworth Class A common stock on the maturity date.

The yield you receive on the SynDECS will fluctuate if the amount of cash dividends Genworth pays on its Class A common stock changes or is eliminated.

The Trading Price of Genworth Class A Common Stock May Adversely Affect the Trading Price of the SynDECS

The trading price of the SynDECS will be influenced by the trading price of Genworth Class A common stock, which in turn will be influenced by Genworth’s operating results and prospects, by economic, financial and other factors and by general market conditions. The trading prices of Genworth Class A common stock, including the trading prices during the 20 trading day period in which the number of shares of Genworth Class A common stock (or cash equivalent) you will receive is determined, may also be affected by purchases or sales of Genworth Class A common stock we or an entity with which we hedge may make to fund cash payments we may elect to make in lieu of delivering Genworth Class A common stock on the maturity date or by hedging activities that Citigroup affiliates may engage in.

The Price at Which You Will Be Able to Sell Your SynDECS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your SynDECS in the secondary market will be affected by the supply of and demand for the SynDECS, the value of Genworth Class A common stock and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the SynDECS of a change in a specific factor, assuming all other conditions remain constant.

Genworth Class A Common Stock Price. We expect that the market value of the SynDECS will depend substantially on the amount, if any, by which the price of Genworth Class A common stock changes from the Initial Price of $29.50. However, changes in the price of Genworth Class A common stock may not always be reflected, in full or in part, in the market value of the SynDECS. If you choose to sell your SynDECS in the secondary market prior to maturity, you may receive substantially less than the cash value of the shares of Genworth Class A common stock that would be payable at maturity based on that price because of expectations that the price of Genworth Class A common stock will continue to fluctuate between that time and time when the maturity payment is determined.

The value of Genworth Class A common stock will be influenced by Genworth’s results of operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which Genworth is a part. Citigroup Funding’s hedging activities in Genworth Class A common stock, the issuance of securities similar to the SynDECS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of Genworth Class A common stock.

Volatility of Genworth Class A Common Sock. Volatility is the term to describe the size and frequency of market fluctuations. If the expected volatility of Genworth Class A common stock changes during the term of the SynDECS, the market value of the SynDECS may decrease.

Interest Rates. We expect the market value of the SynDECS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the SynDECS may decrease, and if U.S. interest rates decrease, the market value of the SynDECS may increase.

Time Premium or Discount. As a result of a “time premium or discount,” the SynDECS may trade at a value about or below that which would be expected based on the level of interest rates and the value of Genworth Class A common stock, the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of Genworth Class A common stock during the period prior to the maturity of the SynDECS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the SynDECS.

Hedging Activities. Hedging activities in Genworth Class A common stock related to the SynDECS by us or one or more of our affiliates will likely involve trading in Genworth Class A common stock or in other instruments, such as options or swaps, based upon Genworth Class A common stock. This hedging activity could affect the market price of Genworth Class A common stock and therefore the market value of the SynDECS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the SynDECS declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the SynDECS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the SynDECS attributable to another factor, such as an increase in the value of Genworth Class A common stock.

A Trading Market for the SynDECS May Not Develop

There is currently no secondary market for the SynDECS. A secondary market may not develop or, if it does, it might not give you the opportunity to resell your SynDECS and may not continue for the life of the SynDECS. The underwriters currently intend, but are not obligated, to make a market in the SynDECS. See “Underwriting” in this prospectus supplement.

The SynDECS May Affect the Market for Genworth Class A Common Stock

Any market that develops for the SynDECS is likely to influence and be influenced by the market for Genworth Class A common stock. For example, the price of the Genworth Class A common stock could become more volatile and could be depressed by investors’ anticipation of the potential distribution into the market of substantial additional amounts of Genworth Class A common stock at the maturity of the SynDECS, by possible sales of the Genworth Class A common stock by investors who view the SynDECS as a more attractive means of equity participation in Genworth and by hedging or arbitrage trading activity that may develop involving the SynDECS and Genworth Class A common stock.

Certain Actions by Genworth May Adversely Affect the Value of the SynDECS

The amount you receive at maturity is subject to adjustment for certain events arising from, among other things, stock splits and combinations, stock dividends and certain other actions of Genworth that modify its capital structure. See “Description of the SynDECS—Dilution Adjustments” and “Description of the SynDECS—Adjustment Events.” However, other events, such as offerings of Genworth common stock for cash or in connection with acquisitions, which may adversely affect the price of Genworth Class A common stock, would not result in an adjustment. If any of these other events adversely affects the price of Genworth Class A common stock, they may also adversely affect the trading price of the SynDECS.

In addition, unless and until we deliver shares of Genworth Class A common stock to you at maturity, you will not be entitled to any rights with respect to Genworth Class A common stock, including, without limitation, voting rights and the right to receive dividends or other distributions.

Genworth Has No Obligations with Respect to the SynDECS

Genworth has no obligations with respect to the SynDECS or the amount you are to receive at maturity. Genworth is not under any obligation to take your needs or our needs into consideration. Genworth is not involved with the administration or trading of the SynDECS.

The U.S. Federal Income Tax Consequences of the SynDECS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the SynDECS or instruments similar to the SynDECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the SynDECS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the SynDECS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this prospectus supplement.

You should refer to the section “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

The Amount of Cash Distributions Payable to You on the SynDECS Will Be Reduced by Withholding Taxes

If you are a non-U.S. holder of the SynDECS, Citigroup Funding will withhold U.S. income tax at a rate of 30% on any cash distributions made with respect to the SynDECS.

You should refer to the section “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the SynDECS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to making certain determinations and judgments that the calculation must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the SynDECS through us or one or more of our affiliates. This hedging activity will likely involve trading in Genworth Class A common stock or in other instruments, such as options or swaps, based upon Genworth Class A common stock. This hedging activity may present a conflict between your interest in the SynDECS and the interests that we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the market price of Genworth Class A common stock and therefore the market value of the SynDECS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your SynDECS in the secondary market. Since hedging our obligation under the SynDECS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the SynDECS declines.

You Should Consider the Risk Factors Relating to Genworth

You should carefully consider the information in the Genworth prospectus, including the information contained under the heading “Risk Factors.” The Genworth prospectus is attached to this prospectus supplement and accompanying prospectus solely for convenience of reference. The Genworth prospectus does not constitute a part of our prospectus supplement or the accompanying prospectus, nor is it incorporated into our prospectus supplement or the accompanying prospectus by reference.

RATIO OF INCOME TO FIXED CHARGES AND

RATIO OF INCOME TO COMBINED FIXED CHARGES

INCLUDING PREFERRED STOCK DIVIDENDS

Citigroup’s consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the six months ended June 30, 2005 and each of the five most recent fiscal years are as follows:

	Six Months Ended June 30, 2005	Year Ended December 31,
		2004		2003		2002		2001		2000
Ratio of income to fixed charges (excluding interest on deposits)	2.44x	2.65	x	3.42	x	2.52	x	1.93	x	1.76	x
Ratio of income to fixed charges (including interest on deposits)	1.91x	2.01	x	2.43	x	1.90	x	1.59	x	1.49	x
Ratio of income to combined fixed charges including preferred stock dividends (excluding interest on deposits)	2.43x	2.63	x	3.39	x	2.50	x	1.92	x	1.75	x
Ratio of income to combined fixed charges including preferred stock dividends (including interest on deposits)	1.91x	2.00	x	2.41	x	1.89	x	1.58	x	1.48	x

RELATIONSHIP AMONG CITIGROUP, GENWORTH AND THE SELLING SHAREHOLDER

As of September 21, 2005, we and our affiliates held 482,600 shares, or 0.21% of the outstanding Genworth Class A common stock.

In connection with this offering, GEFAHI has agreed to sell 21,000,000 shares of Genworth Class A common stock to Citigroup Global Markets Inc., an affiliate of ours (and up to 24,150,000 shares if the underwriters’ over-allotment option is exercised). Concurrently with this offering, GEFAHI is selling 80,000,000 shares of Genworth Class A common stock (plus up to an additional 12,000,000 shares of Genworth Class A common stock pursuant to an over-allotment option) in an underwritten offering (the “concurrent offering”). Citigroup Global Markets Inc. is participating in the concurrent offering.

We and certain of our affiliates will enter into various arrangements among ourselves in connection with the SynDECS issuance, including arrangements under which Citigroup Global Markets Inc. may, prior to the maturity date of the SynDECS, deliver to us SynDECS purchased in the market and other instruments we will issue to an affiliate in connection with our holdings of the SynDECS in exchange for one share of Genworth Class A common stock per SynDECS.

We expect to hedge our obligations under the SynDECS through us or one or more of our affiliates. This hedging activity will likely involve trading in Genworth Class A common stock or in other instruments, such as options or swaps, based upon Genworth Class A common stock. This hedging activity could affect the market price of Genworth Class A common stock and therefore the market value of the SynDECS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your SynDECS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the SynDECS is declining. You should refer to “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will be Able to Sell Your SynDECS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

In connection with the offering of the SynDECS, Genworth and GEFAHI have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act of 1933.

PRICE RANGE OF GENWORTH CLASS A COMMON STOCK

Genworth was incorporated in Delaware on October 23, 2003, and Genworth Class A common stock was initially offered to the public on May 24, 2004. Genworth Class A common stock is listed on the New York Stock Exchange under the symbol “GNW.” The following table sets forth the high and low prices of Genworth Class A common stock as reported by the New York Stock Exchange and the cash dividends declared on Genworth’s Class A common stock by quarter for the periods indicated.

	High	Low	Cash Dividends Declared
2004
Second quarter (beginning May 25, 2004)	$23.04	$18.75	$0.000
Third quarter	23.99	20.75	0.065
Fourth quarter	27.84	22.77	0.065
2005
First quarter	29.80	25.72	0.065
Second quarter	31.00	26.80	0.065
Third quarter (through September 21, 2005)	33.50	29.60	0.075

DESCRIPTION OF THE SynDECS

The description in this prospectus supplement of the particular terms of the SynDECS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

General

The SynDECS are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus, payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of SynDECS issued will be $860,416,676.50 (29,166,667 SynDECS) ($989,479,176.50 (33,541,667 SynDECS) if the underwriters exercise their over-allotment option in full). The indenture does not limit the amount of SynDECS we may issue, and in the future we may issue additional SynDECS or other securities with terms similar to those of the SynDECS.

The SynDECS will mature on the maturity date listed below, will constitute part of the senior debt of Citigroup Funding and will rank on an equal basis with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the SynDECS will rank on an equal basis with all other unsecured and unsubordinated debt of Citigroup. The SynDECS are not principal protected. Each SynDECS will be issued with a principal amount of $29.50 and will bear interest as described below. The SynDECS will be issued only in fully registered form and in denominations of $29.50 and integral multiples thereof.

Financial Terms

The specific financial terms of the SynDECS we are offering are as follows:

Title of the notes: Variable Rate Exchangeable Notes Due September 27, 2008

Aggregate principal amount being issued: $860,416,676.50 ($989,479,176.50 if the underwriters exercise their over-allotment option in full)

Maturity date: September 27, 2008, subject to extension under the circumstances described below under “—Delivery of Genworth Shares at Maturity—Market Disruption Event”

Interest rate: 4.583% annually (or approximately $1.35 annually per SynDECS), plus additional amounts as described below under “—Interest Payments”

Date interest starts accruing: September 27, 2005

Interest payment dates: every March 27, June 27, September 27 and December 27

First interest payment date: December 27, 2005

Regular record dates for interest: every March 12, June 12, September 12 and December 12

Interest Payments

We will pay interest on the SynDECS on the interest payment dates stated above under “—Financial Terms” and at maturity, except that if the maturity date is extended beyond September 27, 2008, we will pay the interest otherwise due on September 27, 2008 on the maturity date as so extended. Each payment of interest due on an interest payment date or at maturity will include interest accrued from the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to the relevant payment date. We will compute interest on the SynDECS on the basis of a 360-day year of twelve 30-day months.

On each interest payment date, the amount of interest due on each SynDECS with a principal amount of $29.50 will be the sum of:

•	interest accrued at the fixed rate stated above on the principal amount of that SynDECS; plus

•	$0.075, subject to adjustment when the amount of cash dividends paid by Genworth since the prior interest payment date on one share of Genworth Class A common stock is greater or less than $0.075 per interest period.

In the event that the amount of cash dividends on one share of Genworth Class A common stock exceeds $0.075 in any interest period, on the related interest payment date, the interest payable described in the second bullet above will be increased by an amount equal to the result of multiplying the amount by which such dividends exceed $0.075 by the percentage of a share of Genworth Class A common stock appropriate to delta hedge a SynDECS, as determined by the calculation agent in its reasonable discretion using the Black-Scholes pricing formula, determined as of the record date for the applicable dividend (the “Hedge Percentage”). In the event that the amount of cash dividends on one share of Genworth Class A common stock is less than $0.075 in any interest period, on the related interest payment date, the interest payable described in the second bullet above will be decreased by an amount equal to the result of multiplying the amount by which dividends are less than $0.075 by the Hedge Percentage.

If the maturity date is extended beyond September 27, 2008, the fixed-rate interest described in the first bullet above will cease to accrue on September 27, 2008, but the cash dividend component described in the second bullet above, subject to adjustment as described below if the ex-dividend date falls during the 20 trading day period, will continue to accrue through the maturity date. If an interest payment date or the maturity date falls on a day that is not a business day (as defined below), the payment to be made on that date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date or the maturity date, and no additional interest will accrue as a result of such delayed payment.

We will pay the interest to the investor in whose name the SynDECS are registered at the close of business on the regular record date relating to the interest payment date, provided that the interest payable on the maturity date will be payable to the person to whom the principal is payable. The regular record date relating to an interest payment date will be the date specified under “—Financial Terms” above. For the purpose of determining the investor at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on the preceding business day.

Cash dividends paid by Genworth in respect of a record date for Genworth Class A common stock that was before the SynDECS were first issued will not be taken into account in calculating the amount of interest due on the SynDECS. If a cash dividend is declared on Genworth Class A common stock after the issue date of the SynDECS and the record date for payment of the dividend is before the maturity date, we will take that dividend into account in calculating the amount of interest due on the SynDECS even if Genworth does not pay that cash dividend before the maturity date. If an ex-dividend date for a dividend payment on Genworth Class A common stock occurs during the 20 trading day period in which Daily Amounts (as defined below) are calculated as described below, then the portion of the interest payment that we will pay you in relation to such dividend will, instead of the amount described in the second bullet above, be equal to the sum of (a) (x) the product of (i) 0.05 multiplied by the number of trading days in that 20 trading day period beginning on the first trading day and ending on the trading day prior to the related ex-dividend date, times (ii) for all cash dividends paid during the related interest period that are not dividends for which an ex-dividend date occurs during the 20 trading day period in which Daily Amounts are calculated, the amount of such dividends that we would otherwise be required to pay you under the second bullet above, subject to adjustment as provided above, plus (y) for any cash dividend paid during the related interest period that is a dividend for which an ex-dividend date occurs during the 20 trading period in which Daily Amounts are calculated, the product of (1) the sum of (A) for all trading days in the 20 trading day period before the related ex-dividend date for which we have exercised the option to pay cash instead of delivering Genworth Class A common stock, zero plus (B) for each other trading day in the 20 trading day period before the related ex-dividend date, the Daily Amount for such trading day, times (2) the total amount of such dividend (whether less or greater than the amount described in the second bullet under the calculation of interest payments above); plus (b) the product of (i) 0.05 times the number of trading days remaining in that 20 trading day period beginning on the related ex-dividend date; times (ii) the amount of such dividend that we would otherwise be required to pay you under the second bullet above, subject to adjustment as provided above, with the Hedge Percentage adjusted as the calculation agent determines appropriate to account for the number of days for which a Daily Amount has not yet been determined.

Delivery of Genworth Shares at Maturity

General.    At maturity (including as a result of acceleration or otherwise) the principal amount of your SynDECS will be mandatorily exchanged for a number of shares of Genworth Class A common stock (or the equivalent value in cash as described below) equal to the number of SynDECS you own multiplied by a number of shares of Genworth Class A common stock that we refer to as the Total Exchange Shares, which is defined below.

Total Exchange Shares.    The “Total Exchange Shares” to be delivered in respect of each SynDECS on the maturity date is an amount equal to the sum of the Daily Amounts calculated as described below for each of the 20 trading days beginning on August 27, 2008, unless the SynDECS are declared immediately due and payable following an Event of Default as described in the accompanying prospectus, in which case the “Total Exchange Shares” will equal 20 times the Daily Amount on the date upon which the SynDECS are so declared to be immediately due and payable.

The “Daily Amount” for each of the 20 trading days in the period described above is equal to, subject to certain adjustments,

(a)	if the Closing Price (as defined below) on the relevant trading day is greater than $35.40 (the “Threshold Appreciation Price”), approximately 1/24th of one share of Genworth Class A common stock per SynDECS;

(b)	if the Closing Price on the relevant trading day is less than or equal to the Threshold Appreciation Price but is greater than $29.50 (the “Initial Price”), 1/20th of one share of Genworth Class A common stock multiplied by a fraction equal to the Initial Price divided by the Closing Price; and

(c)	if the Closing Price on the relevant trading day is less than or equal to the Initial Price, 1/20th of one share of Genworth Class A common stock per SynDECS.

Accordingly, on the maturity date you will receive a total of between approximately 5/6th of one share and one share of Genworth Class A common stock (or the cash equivalent) for each SynDECS with a principal amount of $29.50. The value of those shares of Genworth Class A common stock will not necessarily equal the principal amount of your SynDECS. We refer to the number of shares of Genworth Class A common stock per SynDECS specified in clauses (a), (b) and (c) of the definition of Daily Amount as the “share components.” Any shares of Genworth Class A common stock we deliver to you (assuming you are not affiliated with Genworth) will be free of any transfer restrictions under the Securities Act of 1933, and you will be responsible for the payment of all brokerage costs upon the subsequent sale of such shares. If you are otherwise entitled to receive fractional shares in respect of your aggregate holdings of SynDECS, you will receive cash in lieu thereof. See “—No Fractional Shares” below.

Notwithstanding the foregoing,

•	in the case of certain dilution events, the Daily Amount will be subject to adjustment; and

•	in the case of certain adjustment events, the consideration received by investors will be cash or property received in respect of Genworth Class A common stock or a combination thereof, rather than (or in addition to) shares of Genworth Class A common stock. See “—Dilution Adjustments” and “—Adjustment Events” below.

We will have the option to deliver shares to the trustee in respect of the Daily Amount for any one or more of the days in the 20 trading day period at any time after that Daily Amount is determined and before the maturity date, and our delivery of those shares to the trustee for the benefit of the holders of the SynDECS before the maturity date will be irrevocable and will satisfy our obligation to deliver those shares on the maturity date. After that delivery, we will have no ownership interest in the shares we have delivered. The trustee will hold any shares we deliver for the benefit of the holders of the SynDECS and will distribute them to the holders of the SynDECS on the maturity date.

Closing Price.    Subject to the events described in “—Adjustment Events,” the “Closing Price” refers to the closing price of Genworth Class A common stock. Furthermore, the “Closing Price” of any security on any date of determination means:

(1)	the closing sale price for the regular trading session (without considering after-hours trading or other trading outside regular trading session hours) of the security (regular way) on the New York Stock Exchange on that date (or, if no closing price is reported, the last reported sale price during that regular trading session);

(2)	if the security is not listed for trading on the New York Stock Exchange on that date, as reported in the composite transactions for the principal United States securities exchange on which the security is so listed;

(3)	if the security is not so listed on a United States national or regional securities exchange, as reported by the Nasdaq Stock Market;

(4)	if the security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the OTC Bulletin Board, the National Quotation Bureau or a similar organization; or

(5)	if the security is not so quoted, the average of the mid-point of the last bid and ask prices for such security from at least three nationally recognized investment banking firms, which may include one or more of our affiliates, that we select for such purpose.

Trading Day.    A “trading day” means a business day on which there has not occurred or does not exist a Market Disruption Event. If 20 trading days for Genworth Class A common stock have not occurred during the period beginning on August 27, 2008 and ending on October 10, 2008,

(1)	all remaining trading days will be deemed to occur on October 16, 2008; and

(2)	the Closing Price for each of the remaining trading days will be the Closing Price on October 16, 2008 or, if there is a Market Disruption Event on that day, the market value per share of Genworth Class A common stock as determined by us in our reasonable discretion.

Business Day.    “Business day” means any day that is not a Saturday, a Sunday or a day on which the New York Stock Exchange or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

Market Disruption Event.    A “Market Disruption Event” means any of the following events that we in our reasonable discretion determine is material:

(i)	any suspension of or limitation imposed on trading by the relevant exchange or quotation system during the one-hour period prior to the close of trading for the regular trading session on the exchange or quotation system and whether by reason of movements in price exceeding limits permitted by the relevant exchange or quotation system or otherwise:

•	relating to the security the Closing Price of which is being determined on the relevant Exchange (as defined below), or

•	in futures or options contracts relating to such security on any relevant exchange or quotation system,

(ii)	any event (other than an event described below in clause (iii)) that disrupts or impairs (as determined by us in our reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the exchange or quotation system in general:

•	to effect transactions in, or obtain market values for, such security on the Exchange, or

•	to effect transactions in, or obtain market values for, futures or options contracts relating to such security on any relevant exchange or quotation system, or

(iii)	the failure to open of the relevant Exchange or any exchange or quotation system on which futures or options contracts relating to such security are traded or the closure of such Exchange, exchange or quotation system prior to its respective scheduled closing time for the regular trading session on such day (without regard to after-hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by such Exchange, exchange or quotation system at least one hour prior to the earlier of:

•	the actual closing time for the regular trading session on such Exchange, exchange or quotation system on such day; and

•	the submission deadline for orders to be entered into such Exchange, exchange or quotation system for execution at the actual closing time on such day.

We will give investors notice if a Market Disruption Event occurs during the period beginning on August 27, 2008 and ending upon completion of the 20 trading day period for determining the Daily Amounts. Unless a Market Disruption Event occurs or maturity is accelerated, the “maturity date” will be September 27, 2008. If a Market Disruption Event occurs, the “maturity date” will be the business day following the last day of the 20 trading day period for determining the Daily Amounts, but will be no later than October 17, 2008.

“Exchange” is defined as the New York Stock Exchange or, if the relevant security is not listed for trading on the New York Stock Exchange on the relevant day for a reason other than a Market Disruption Event, the principal United States national or regional securities exchange on which the relevant security is so listed or, if the relevant security is not so listed on a United States national or regional securities exchange for a reason other than a Market Disruption Event, the Nasdaq Stock Market or, if prices for the relevant security are so not reported by the Nasdaq Stock Market for a reason other than a Market Disruption Event, the over-the-counter market.

Shares or cash delivered upon maturity.    The number of shares we will deliver on the maturity date will depend on the Closing Price for each of the 20 trading days beginning on August 27, 2008. Accordingly:

•	If for each of those 20 trading days, the Closing Price is greater than $35.40, we will be obligated to deliver approximately 5/6th of one share of Genworth Class A common stock per SynDECS, resulting in an investor receiving only approximately 5/6th of the appreciation in market value above $35.40.

•	If for each of those 20 trading days, the Closing Price is less than or equal to $29.50, we will be obligated to deliver one share of Genworth Class A common stock per SynDECS, regardless of the market price of such shares, resulting in an investor realizing the entire loss on the decline in market value of Genworth Class A common stock.

•	If the Closing Price varies among these ranges during those 20 trading days, we will be obligated to deliver between approximately 5/6th of one share and one share of Genworth Class A common stock per SynDECS (determined by aggregating the number of shares of Genworth Class A common stock deliverable with respect to each of the 20 trading days, which depends upon the Closing Price on each such trading day).

For illustrative purposes only, the following chart shows the number of shares of Genworth Class A common stock that an investor would receive (or the cash equivalent of which an investor would receive) for each SynDECS at various Closing Prices. The chart assumes that there will be no adjustments to the Daily Amounts due to any of the events described under “—Dilution Adjustments” below and that, on each trading day for which the Closing Price is greater than $35.40, the Daily Amount will be 1/24th of one share of Genworth Class A common stock per SynDECS. Actual Closing Prices may fall outside the range set forth below. Based on the Initial Price of $29.50 per share of Genworth Class A common stock and the Threshold Appreciation Price of $35.40, an investor would receive at the maturity date the following number of shares of Genworth Class A common stock (or their cash equivalent at the relevant Closing Price) per SynDECS if the Closing Price on each of the 20 trading days beginning on August 27, 2008, is as indicated:

Trading Day	1	2	3	4	5	6	7	8	9	10
Closing Price	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50
	$29.50	$30.98	$32.45	$30.98	$29.50	$30.98	$32.45	$30.98	$29.50	$30.98
	$29.50	$30.98	$32.45	$33.93	$35.40	$33.93	$32.45	$30.98	$29.50	$30.98
	$32.45	$33.93	$35.40	$33.93	$32.45	$33.93	$35.40	$33.93	$32.45	$33.93
	$33.93	$35.40	$33.93	$35.40	$33.93	$35.40	$33.93	$35.40	$33.93	$35.40
	$32.45	$33.93	$35.40	$36.88	$38.35	$36.88	$35.40	$33.93	$32.45	$33.93
	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40

11	12	13	14	15	16	17	18	19	20	Number of Shares Delivered per SynDECS
$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	$29.50	1.0000
$32.45	$30.98	$29.50	$30.98	$32.45	$30.98	$29.50	$30.98	$32.45	$30.98	0.9534
$32.45	$33.93	$35.40	$33.93	$32.45	$30.98	$29.50	$30.98	$32.45	$33.93	0.9160
$35.40	$33.93	$32.45	$33.93	$35.40	$33.93	$32.45	$33.93	$35.40	$33.93	0.8703
$33.93	$35.40	$33.93	$35.40	$33.93	$35.40	$33.93	$35.40	$33.93	$35.40	0.8514
$35.40	$36.88	$38.35	$36.88	$35.40	$33.93	$32.45	$33.93	$35.40	$36.88	0.8537
$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	$35.40	0.8333

We will have the option to pay you cash instead of delivering Genworth Class A common stock in respect of some or all of the Daily Amounts. To exercise this option, we will be required to notify the trustee of our election on or before the beginning of the 20 trading day period and if we are electing to pay cash instead of delivering only a portion of the Genworth Class A common stock we would otherwise by required to deliver, we will be required to specify the trading days in respect of which we will deliver the Daily Amount in cash instead of Genworth Class A common stock (which must be consecutive trading days at the end of the 20 trading day period for which Daily Amounts are calculated). The trustee will in turn notify The Depository Trust Company and publish a notice of our election in a daily newspaper of national circulation. For any day in respect of which we elect to pay the Daily Amount in cash instead of delivering Genworth Class A common stock, we will pay an amount equal to the Daily Amount as calculated for that trading day times the Closing Price on that trading day.

Dilution Adjustments

The Daily Amount and the Closing Price will be subject to adjustment under the circumstances described below. Each adjustment to the Daily Amount and the Closing Price will be made successively.

Adjustment of the Daily Amount

The Daily Amount is subject to adjustment if Genworth:

(1)	pays a stock dividend or makes a distribution, in either case, with respect to Genworth Class A common stock in shares of such stock;

(2)	subdivides or splits its outstanding shares of Genworth Class A common stock into a greater number of shares;

(3)	combines its outstanding shares of Genworth Class A common stock into a smaller number of shares;

(4)	issues by reclassification (other than a reclassification pursuant to clause (2), (3), (4) or (5) of the definition of Adjustment Event below) of shares of Genworth Class A common stock any other equity securities of Genworth; or

(5)	issues rights or warrants to all holders of Genworth Class A common stock entitling them to subscribe for or purchase shares of Genworth Class A common stock (other than rights to purchase Genworth Class A common stock pursuant to a plan for the reinvestment of dividends) at a price per share less than the market price (as determined by a nationally recognized investment banking firm, which may be an affiliate of ours, that we retain for this determination) of Genworth Class A common stock on the business day next following the record date for the determination of holders of shares of Genworth Class A common stock entitled to receive such rights or warrants.

In each of the cases other than (5) above, we will adjust the Daily Amount by adjusting each of the share components of the Daily Amount in effect immediately prior to such event so that you will be entitled to receive, when we exchange the principal amount of the SynDECS on the maturity date, the number of shares of Genworth Class A common stock (or, in the case of a reclassification referred to in clause (4) above, the number of other equity securities of Genworth issued pursuant to the reclassification) that you would have owned or been entitled to own had such SynDECS been exchanged immediately before such event or any record date with respect to it.

In the case of the event referred to in clause (5) above, we will adjust the Daily Amount by multiplying each of the share components of the Daily Amount in effect on the record date for the determination of holders of Genworth Class A common stock entitled to receive the rights or warrants referred to in clause (5) by a fraction.

The numerator of this fraction will be:

(a)	The number of shares of Genworth Class A common stock outstanding on such record date, plus

(b)	The number of additional shares of Genworth Class A common stock offered for subscription or purchase by the terms of the rights or warrants.

The denominator of this fraction will be:

(x)	the number of shares of Genworth Class A common stock outstanding on this record date, plus

(y)	the number of additional shares of Genworth Class A common stock which the total offering price of the total number of shares of Genworth Class A common stock specified in clause (b) above would purchase at the market price of Genworth Class A common stock on the business day next following such record date, which number of additional shares will be determined by:

•	multiplying that total number of shares by the exercise price of the rights or warrants, and

•	dividing the product so obtained by the market price of Genworth Class A common stock.

If these rights or warrants expire before the maturity of the SynDECS and shares of Genworth Class A common stock are not delivered by the terms of such rights or warrants before such expiration, we will readjust the share components to the share components which would then be in effect if the adjustments for the issuance of the rights and warrants had been made on the basis of delivery of only the number of shares of Genworth Class A common stock actually delivered by the terms of the rights or warrants.

Any shares of Genworth Class A common stock issuable in payment of a dividend shall be deemed to have been issued immediately prior to the close of business on the record date for such dividend for purposes of calculating the number of outstanding shares of Genworth Class A common stock under this section. All adjustments to the Daily Amount will be calculated to the nearest 1/100,000th of a share of Genworth Class A common stock (or, if there is not a nearest 1/100,000th of a share, to the next higher 1/100,000th of a share).

In the case of the reclassification of any shares of Genworth Class A common stock into any equity securities of Genworth other than Genworth Class A common stock, such equity securities will be deemed shares of Genworth Class A common stock for all purposes.

Adjustment of the Closing Price

If an adjustment is made to the Daily Amount pursuant to clauses (1), (2), (3), (4) or (5) above, an adjustment will also be made to the Closing Price as such term is used throughout the definition of Daily Amount.

The required adjustment to the Closing Price will be made on each day for which a Daily Amount is calculated by multiplying the Closing Price by the cumulative number or fraction determined pursuant to the Daily Amount adjustment procedures described above.

Adjustment Events

Adjustment Events Definition.    Each of the following events are called “Adjustment Events”:

(1)	any dividend or distribution by Genworth to all holders of Genworth Class A common stock of evidences of its indebtedness or other assets (excluding any dividends or distributions referred to in clause (1) of the first paragraph under the caption “—Dilution Adjustments” above, any equity securities issued pursuant to a reclassification referred to in clause (4) of such paragraph and any cash dividends) or any issuance by Genworth to all holders of Genworth Class A common stock of rights or warrants to subscribe for or purchase any of its securities (other than rights or warrants referred to in clause (5) of the first paragraph under the caption “—Dilution Adjustments” above);

(2)	any consolidation or merger of Genworth with or into another entity (other than a merger or consolidation in which Genworth is the continuing corporation and in which the Genworth Class A common stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Genworth or another corporation);

(3)	any sale, transfer, lease or conveyance to another corporation of the property of Genworth as an entirety or substantially as an entirety;

(4)	any statutory exchange of securities of Genworth with another corporation (other than in connection with a merger or acquisition); and

(5)	any liquidation, dissolution or winding up of Genworth.

Delivery of Cash or Reported Securities After an Adjustment Event.    After the occurrence of any Adjustment Event on or prior to the maturity date, we will deliver cash or Reported Securities (as defined below) on the maturity date (or, if the cash or Reported Securities have not yet been delivered to holders of Genworth Class A common stock on the maturity date, as soon as practical after so delivered), instead of or (in the case of an Adjustment Event described in clause (1) above) in addition to, shares of Genworth Class A common stock. The cash or Reported Securities to be delivered will have a value equal to the following amount, which we refer to as the “Adjustment Event Amount.” The Adjustment Event Amount will be equal to the sum of the Daily Adjustment Event Amounts calculated as described below for each of the 20 trading days beginning August 27, 2008, unless the SynDECS are declared immediately due and payable following an Event of Default as described in the accompanying prospectus, in which case the “Adjustment Event Amount” will equal 20 times the Daily Adjustment Event Amount on the date upon which the SynDECS are so declared to be immediately due and payable. The “Daily Adjustment Event Amount” for each of the trading days described in the preceding sentence is equal to, subject to the dilution adjustments described above:

•	if the Closing Price is greater than the Threshold Appreciation Price, approximately 1/24th of the Transaction Value (as defined below);

•	if the Closing Price is less than or equal to the Threshold Appreciation Price, but is greater than $29.50 per share, the product of (x) $29.50 per share divided by the Closing Price, multiplied by (y) 1/20th of the Transaction Value; and

•	if the Closing Price is less than or equal to $29.50, 1/20th of the Transaction Value.

If Reported Securities are delivered with respect to an Adjustment Event, we will deliver a number of such Reported Securities equal to the Adjustment Event Amount. In all other cases we will deliver the Adjustment Event Amount in cash. Any Adjustment Event shall be deemed to occur prior to the maturity date if it occurs or if the record date therefor falls on or prior to the maturity date. If a Reported Security delivered in an Adjustment Event ceases to qualify as a Reported Security prior to the maturity date, the Adjustment Event Amount will be delivered in cash.

Adjustment of Closing Price.    Following an Adjustment Event, the Closing Price, as such term is used in the formula in the preceding paragraphs and throughout the definition of Daily Amount, will be deemed to equal:

•	if shares of Genworth Class A common stock are outstanding on any day when the Daily Amount is calculated, the Closing Price of Genworth Class A common stock, as adjusted pursuant to the method described above under “—Dilution Adjustments,” otherwise zero; plus

•	the Transaction Value.

Reported Securities.    “Reported Securities” means securities received by holders of Genworth Class A common stock in an Adjustment Event that:

(1)	are

(a)	listed on a United States national securities exchange,

(b)	reported on a United States national securities system subject to last sale reporting,

(c)	traded in the over-the-counter market and reported on by the OTC Bulletin Board, the National Quotation Bureau or a similar organization, or

(d)	for which bid and ask prices are available from at least three nationally recognized investment banking firms, and

(2)	are either

(a)	perpetual equity securities or

(b)	non-perpetual equity or debt securities with a stated maturity after the maturity date of the SynDECS.

Transaction Value.    The term “Transaction Value” means:

(1)	for any cash received in any Adjustment Event, the amount of cash received per share of Genworth Class A common stock,

(2)	for any Reported Securities received in any Adjustment Event, an amount equal to:

(a)	the Closing Price per unit of such Reported Securities on the date of determination multiplied by

(b)	the number of such Reported Securities (as adjusted pursuant to the methods described above under “—Dilution Adjustments” and “—Adjustment Events”) received per share of Genworth Class A common stock, and

(3)	for any property received in any Adjustment Event other than cash or Reported Securities, an amount equal to the fair market value of the property received per share of Genworth Class A common stock on the date such property is received or ceases to be a Reported Security, as determined by a nationally recognized investment banking firm, which may be an affiliate of ours, that we retain for this purpose;

provided, however, that in the case of clause (2), with respect to securities that are Reported Securities by virtue of only clause (1)(d) of the definition of Reported Securities above, Transaction Value with respect to any such Reported Security means the average of the mid-point of the last bid and ask prices for such Reported Security as of the date of determination from each of at least three nationally recognized investment banking firms, which may include one or more of our affiliates, that we retain for such purpose multiplied by the number of such Reported Securities (as adjusted pursuant to the methods described above under “—Dilution Adjustments” and “—Adjustment Events”) received per share of Genworth Class A common stock.

For purposes of calculating the Transaction Value, any cash, Reported Securities or other property receivable in an Adjustment Event will be deemed to have been received immediately prior to the close of business on the record date for such Adjustment Event or, if there is no record date for such Adjustment Event, immediately prior to the close of business on the effective date of such Adjustment Event.

Other adjustments.    If the SynDECS become exchangeable, in whole or in part, into any property other than Genworth Class A common stock, such exchange will be subject to adjustment in the same manner and upon the occurrence of the same types of events described above with respect to Genworth Class A common stock. Each Holder of SynDECS will be responsible for the payment of any and all brokerage and other transaction costs upon the delivery to it of such other property.

No adjustments will be made for certain other events, such as offerings of Genworth common stock by Genworth for cash or in connection with acquisitions. Likewise, no adjustments will be made for any sales of Genworth common stock by the selling securityholder.

Notice Provisions.    We will, upon being notified of the occurrence of an event that requires an adjustment to the Daily Amount or the occurrence of an Adjustment Event (or, in either case, if we are not aware of such occurrence, as soon as practicable after becoming so aware), promptly notify the trustee and each owner of SynDECS in writing of the occurrence of such event including a statement setting forth the factors by which the Closing Price and the share components are to be adjusted in order to determine which clause of the Daily Amount definition will apply on each day on which a Daily Amount is required to be calculated.

No Fractional Shares

We will not deliver fractional shares of Genworth Class A common stock in exchange for the SynDECS. If more than one SynDECS is surrendered at one time by the same investor, the number of full shares of Genworth Class A common stock or related securities to be delivered on the maturity date will be computed on the basis of the total number of SynDECS so surrendered at the maturity date. Instead of delivering any fractional share or security, each such investor will be entitled to receive an amount in cash equal to the value of such fractional share based on the Closing Price on the trading day immediately preceding the maturity date.

Book-Entry System

Upon issuance, all SynDECS will be represented by one or more fully registered global securities (the “Global Securities”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for SynDECS in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the SynDECS through the accounts that each of these systems maintains as a participant in DTC. A description of DTC’s procedures with respect to the Global Securities is set forth in the section “Book-Entry Procedures and Settlement” in the accompanying prospectus. DTC has confirmed to us, to Citigroup Global Markets Inc. and to the trustee that it intends to follow such procedures.

Same-Day Funds Settlement System and Payment

We will make all payments of interest on the SynDECS, and any cash payments on the maturity date, in immediately available funds.

The SynDECS will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the SynDECS will therefore be required by DTC to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the SynDECS.

Regarding the Calculation Agent

The calculation agent will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding and the holders of the SynDECS. Because the calculation agent is an affiliate of Citigroup Funding, potential conflicts of interest may exist between the calculation agent and the holders of the SynDECS, including with respect to certain determinations and judgments that the calculation agent must make in determining the amounts due to the holders of the SynDECS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax consequences that are material to the purchase, ownership and disposition of SynDECS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase SynDECS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors.

Except to the extent discussed under “—Non-U.S. Holders,” this summary addresses the tax consequences only to a beneficial owner of SynDECS that is a “U.S. Holder,” which is defined as:

•	an individual who is a citizen or resident of the United States,

•	a U.S. domestic corporation, or

•	any other person that is subject to U.S. federal income taxation on a net income basis in respect of its investment in the SynDECS.

This summary is based on the U.S. federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This summary applies only to investors that will hold the SynDECS as capital assets, and that purchase their SynDECS in their initial offering. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as dealers in securities or foreign currencies, traders in securities or commodities electing to mark to market, financial institutions, insurance companies, tax-exempt organizations, persons that will hold the SynDECS as a position in a “straddle” for tax purposes or as a part of a “synthetic security” or a “conversion transaction” or other integrated investment comprised of a SynDECS and one or more other investments, or persons that have a functional currency other than the U.S. dollar. In addition, this summary does not address tax considerations applicable to persons that engage in transactions relating to the Genworth Class A common stock other than the purchase of the SynDECS.

This summary does not include any description of the tax laws of any state or local governments or of any foreign government that may be applicable to the SynDECS or to the owners thereof. It also does not discuss the tax consequences of the ownership of Genworth Class A common stock except where otherwise stated. Before acquiring SynDECS, prospective investors should consult the publicly available sources of information concerning the tax treatment of the Genworth Class A common stock. We assume that the statements in the attached prospectus of Genworth relating to the shares of Genworth Class A common stock are accurate.

There are no regulations, published rulings or judicial decisions addressing the characterization for federal income tax purposes of securities with terms substantially the same as the SynDECS. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the SynDECS, and no assurance can be given that the IRS will agree with all of the conclusions expressed herein. Investors should consult their own tax advisors in determining the tax consequences to them of holding SynDECS, including the application to their particular situation of the U.S. federal income tax considerations discussed below, as well as the application of state, local or other tax laws.

U.S. Holders

Pursuant to the terms of the indenture, Citigroup Funding and you will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the SynDECS for all tax purposes as a forward purchase contract to purchase Genworth Class A common stock at the time that we deliver Genworth Class A common stock to you (or to the trustee for your benefit) (the “delivery date”). Under the terms of this forward purchase contract:

•	at the time of issuance of the SynDECS you deposit irrevocably with us a fixed amount of cash equal to the purchase price of the SynDECS to assure the fulfillment of your purchase obligation described below, which deposit will unconditionally and irrevocably be applied on the delivery date to satisfy such obligation;

•	we will be obligated to pay a return on such deposit at a rate equal to the stated rate of interest on the SynDECS as compensation to you for our use of such cash deposit during the term of the SynDECS; and

•	on the delivery date such cash deposit unconditionally and irrevocably will be applied by us in full satisfaction of your obligation under the forward purchase contract, and we will deliver to you (or to the trustee on your behalf) the number of shares of Genworth Class A common stock that you are entitled to receive at that time pursuant to the terms of the SynDECS (subject to our right to deliver cash in lieu of Genworth Class A common stock). (You should note that cash proceeds of this offering will not be segregated by us during the term of the SynDECS, but instead will be commingled with our other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” discussion on page 8 in the accompanying prospectus.)

Consistent with the above characterization, amounts paid to us in respect of the original issue of a SynDECS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such SynDECS and amounts denominated as interest that are payable with respect to the SynDECS will be characterized as ordinary income payable on the amount of such deposit, includible annually in your income in accordance with your method of accounting. Although such amounts are determined in part by reference to dividends on Genworth Class A common stock, they will not be eligible for the lower rate of tax applicable to certain dividends received by individuals or the dividends received deduction.

Upon the sale or other taxable disposition of a SynDECS, under the characterization above, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and your tax basis in the SynDECS. Such gain or loss generally will be long-term capital gain or loss if you held the SynDECS for more than one year at the time of disposition. Your tax basis in a SynDECS generally will equal your cost for the SynDECS.

On the delivery of Genworth Class A common stock, under the characterization above, you will recognize no gain or loss on the purchase of the Genworth Class A common stock by application of the monies received by us in respect of the SynDECS. You will have a tax basis in Genworth Class A common stock purchased equal to your tax basis in the SynDECS (less the portion of the tax basis in the SynDECS allocable to any fractional interest in Genworth Class A common stock, as described in the next sentence). You will recognize short-term capital gain or loss with respect to cash received in lieu of a fractional interest in Genworth Class A common stock. This amount equals the difference between the cash received and the portion of the tax basis in the SynDECS allocable to the fractional interest in Genworth Class A common stock (based on the relative number of fractional interests in Genworth Class A common stock and full interests in Genworth Class A common stock delivered to you). If we elect to pay cash at maturity rather than deliver Genworth Class A common stock, under the characterization above, you generally will recognize capital gain or loss equal to any difference between the amount of cash received and your basis in the SynDECS at that time. Such gain or loss generally will be long-term capital gain or loss.

If we deliver a combination of cash and Genworth Class A common stock pursuant to the SynDECS, or, if as a result of an Adjustment Event, any combination of cash, Reported Securities and Genworth Class A common stock is delivered pursuant to the SynDECS, although not free from doubt, you should allocate your basis in the SynDECS pro rata to the cash, Reported Securities or Genworth Class A common stock received. Under this treatment, you will have taxable gain or loss upon receipt equal to the difference between the amount of cash received and your basis in your pro rata portion of the SynDECS for which such cash was received. Any gain or loss generally will be capital gain or loss, and, if you have held the SynDECS for more than one year, such gain or loss generally will be long-term capital gain or loss (except with respect to any cash received in lieu of a fractional interest in Reported Securities or Genworth Class A common stock). See “Description of the SynDECS—Adjustment Events.”

Some or all of the net long-term capital gain arising from certain “constructive ownership’” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the SynDECS. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership’” transactions. This category may include the SynDECS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

It is possible that the IRS could seek to characterize the SynDECS in a manner that results in tax consequences to you different from those described above. Under alternative characterizations of the SynDECS, it is possible, for example, that a SynDECS could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the SynDECS could differ substantially.

Non-U.S. Holders

A “non-U.S. Holder” is a holder of the SynDECS that is a non-resident alien individual or foreign corporation.

If you are a non-U.S. Holder, Citigroup Funding will withhold U.S. income tax at a rate of 30% on any cash distributions made with respect to the SynDECS. It may be possible to reduce this rate of tax with respect to some or all of such distributions under the portfolio interest exemption (which, subject to certain exceptions, exempts non-resident alien individuals and foreign corporations from tax on interest payments on debt from U.S. sources) or a U.S. income tax treaty. If you are eligible for a reduced rate of U.S. withholding tax pursuant to the portfolio interest exemption or a tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Any capital gain realized upon the sale or other disposition of the SynDECS by a non-U.S. Holder, including as a result of the delivery of cash at our election pursuant to the SynDECS, generally will not be subject to United States taxation unless: (1) such gain is effectively connected with a U.S. trade or business of yours or (2) if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the SynDECS should see the discussion relating to U.S. Holders of the SynDECS, above.

Backup Withholding and Information Reporting

You may be subject to information reporting and to backup withholding with respect to certain amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to you under the backup withholding rules are allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole bookrunner and joint lead manager and Morgan Stanley & Co. Incorporated is acting as joint lead manager of the offering.

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of SynDECS set forth opposite the name of such underwriters below:

Underwriters	Number of SynDECS
Citigroup Global Markets Inc.	18,958,334
Morgan Stanley & Co. Incorporated	10,208,333

Total	29,166,667

The underwriting agreement provides that the obligations of the underwriters to purchase the SynDECS included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the SynDECS if they purchase any of the SynDECS.

The underwriters propose to offer some of the SynDECS directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and some of the SynDECS to certain securities dealers at a discount from the public offering price of up to $0.4602 per SynDECS. Any such securities dealers may resell any SynDECS purchased from the underwriters to other brokers or dealers at a discount from the public offering price of up to $0.10 per SynDECS. If all of the SynDECS are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

Concurrently with the offering of the SynDECS and pursuant to the terms of the underwriting agreement, Citigroup Global Markets Inc., an affiliate of ours, will purchase from GEFAHI 21,000,000 shares of Genworth Class A common stock at a purchase price of $29.50 per share (or up to 24,150,000 shares if the over-allotment option is exercised in full). GEFAHI has agreed to pay Citigroup Global Markets Inc. $37,772,292.10 relating to the execution of the SynDECS in addition to the underwriting commissions disclosed below (or up to $43,438,134.10 if the underwriters’ over-allotment option is exercised in full). Benefits received from the relationships described above may constitute underwriting compensation. We and certain of our affiliates will enter into various arrangements among ourselves in connection with the SynDECS issuance, including arrangements under which Citigroup Global Markets Inc. may, prior to the maturity date of the SynDECS, deliver to us SynDECS purchased in the market in exchange for one share of Genworth Class A common stock per SynDECS. Citigroup Global Markets Inc. is also participating in the concurrent offering. See “Relationship among Citigroup, Genworth and the Selling Shareholder.”

We have agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the SynDECS, we will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell, or otherwise dispose of any securities, including any backup undertakings for such securities, issued by us, in each case that are substantially similar to the SynDECS or any security convertible into or exchangeable for SynDECS or substantially similar securities. Notwithstanding the foregoing, we and our affiliates may enter into hedging transactions relating to the SynDECS. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

Each of Genworth and GEFAHI has agreed that, without the prior written consent of both Citigroup Global Markets Inc., as sole bookrunner of this offering, and Morgan Stanley & Co. Incorporated, as global coordinator of the concurrent public offering of Genworth Class A common stock, it will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Genworth common stock or any securities convertible into or exercisable or exchangeable for Genworth common stock;

•	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of Genworth common stock or any securities convertible into or exercisable or exchangeable for Genworth common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Genworth common stock;

whether any such transaction described above is to be settled by delivery of Genworth common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares of Genworth Class A common stock to Citigroup Global Markets Inc. in connection with this offering and to the underwriters in a concurrent public offering of Genworth Class A common stock;

•	the issuance by Genworth of Class A common stock pursuant to the conversion of Genworth equity units or the filing of any registration statement relating thereto to the extent required by the terms of the equity units;

•	the grant by Genworth of stock options, restricted stock or other awards pursuant to its benefit plans as described in the accompanying prospectus of Genworth, provided that such options, restricted stock or awards do not become exercisable or vest during such 90-day period;

•	the issuance by Genworth of shares of Genworth Class A common stock in connection with the acquisition of another corporation or entity or the acquisition of assets or properties of any such corporation or entity, so long as the aggregate amount of such issuances does not exceed $500 million and each of the recipients of Genworth Class A common stock agrees in writing to be bound by the restrictions described in this paragraph for the remainder of such 90-day period;

•	the private transfer by GEFAHI of restricted shares of Genworth common stock, so long as the recipient of such Genworth common stock agrees in writing to be bound by the restrictions described in this paragraph for the remainder of such 90-day period;

•	the issuance by Genworth of shares of common stock upon the exercise of an option or a warrant, the lapse of restrictions on restricted stock units, the settlement of stock appreciation rights or the conversion of a security outstanding on or prior to the date of this prospectus supplement of which the underwriters have been advised in writing;

•	transactions by GEFAHI relating to shares of Genworth Class A common stock solely in connection with sales of shares to index funds whose portfolios are primarily based on the Standard & Poor’s Corporation 500 Composite Index, as the result of the inclusion of Genworth in such index;

•	transactions by GEFAHI relating to shares of Genworth Class A common stock or other securities acquired in open market transactions after the completion of this offering;

•	the filing of a registration statement on Form S-3 relating to the issuance of Genworth Class A common stock pursuant to a dividend reinvestment plan and the issuance of shares thereunder; or

•	the filing of a registration statement on Form S-8 relating to the issuance of stock options, restricted stock and other awards pursuant to Genworth’s benefit plans as described in the accompanying prospectus of Genworth.

Each of the directors and executive officers of Genworth has agreed that, without the prior written consent of both Citigroup Global Markets Inc., as sole bookrunner of this offering, and Morgan Stanley & Co., Incorporated, as global coordinator of the concurrent public offering of Genworth Class A common stock, he or she will not, during the period ending 45 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Genworth common stock or any securities convertible into or exercisable or exchangeable for Genworth common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Genworth common stock;

whether any such transaction described above is to be settled by delivery of Genworth common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the transfer by any director or executive officer of shares of Genworth Class A common stock by gift or to an immediate family member, so long as the recipient of such Genworth Class A common stock agrees in writing to be bound by the restrictions described in this paragraph for the remainder of such 45-day period;

•	the sale by each director and executive officer of up to an aggregate of 50,000 shares of Genworth Class A common stock in one or more transactions during such 45-day period; or

•	transactions relating to shares of Genworth Class A common stock or other securities acquired in open market transactions after the completion of this offering.

Genworth, GEFAHI, the underwriters and we have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 4,375,000 SynDECS from us, at the same price per SynDECS as the initial SynDECS purchased by the underwriters. The underwriters may exercise such option only for the purpose of covering over-allotments, if any, in connection with the SynDECS offering. If this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional SynDECS approximately proportionate to such underwriter’s initial purchase commitment.

The following table shows the underwriting commissions that GEFAHI is to pay to the underwriters in connection with this offering (in addition to the amount that GEFAHI will pay to Citigroup Global Markets Inc. relating to the execution of the SynDECS as described above).

	Paid by GEFAHI
	No Exercise	Full Exercise
Per SynDECS	$0.7670	$0.7670
Total	$22,370,833.59	$25,726,458.59

We estimate that our total expenses for this offering will be $100,000 and that GEFAHI’s total expenses for this offering (excluding the amounts payable to the underwriters and Citigroup Global Markets Inc. as described above) will be $500,000.

The SynDECS will be a new issue of securities with no established trading market. The underwriters intend to make a market in the SynDECS, subject to applicable laws and regulations. However, the underwriters are not obligated to do so and may discontinue any market-making at any time in their sole discretion without notice.

In connection with the offering of SynDECS and Genworth Class A common stock, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell SynDECS in the open market. These transactions may include over allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of SynDECS in excess of the principal amount of SynDECS to be purchased by the underwriters in the offering, which creates a syndicate short position. Covering transactions involve the exercise of the over-allotment option or purchases of SynDECS in the open market after the distribution has been completed to cover short positions. The underwriters must close out any short position by the exercise of the allotment option or purchasing SynDECS in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the SynDECS or Genworth Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of SynDECS in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases SynDECS originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the SynDECS. They may also cause the price of the SynDECS to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In order to hedge its obligations under the SynDECS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, this offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

This prospectus supplement, together with the accompanying prospectus, may also be used by our broker-dealer subsidiaries and affiliates in connection with offers and sales of the SynDECS in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obliged to make a market in the SynDECS and any may discontinue any market-making at any time without notice, at its sole discretion.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites maintained by the underwriters.

The underwriting agreement provides that we, GEFAHI and Genworth will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of such liabilities.

In the ordinary course of their respective businesses, certain of the underwriters and their affiliates may have engaged in and may in the future engage in commercial and investment banking transactions with us, GEFAHI, Genworth and our and their respective affiliates, for which the underwriters and their affiliates have received or may receive customary compensation. Citigroup Global Markets Inc. and Morgan Stanley & Co., Incorporated are acting as underwriters in a concurrent public offering of Genworth Class A common stock.

ERISA CONSIDERATIONS

Certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”), prohibit employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, plans described in Section 4975(e)(1) of the Code (including, without limitation, retirement accounts and Keogh plans), and entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (including, without limitation, as applicable, insurance company general accounts), from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan or entity. Governmental and other plans that are not subject to ERISA or to the Code may be subject to similar restrictions under state, federal or local law.

The SynDECS may not be purchased, held or disposed of by any plan or any other person investing “plan assets” of any plan that is subject to the prohibited transaction rules of ERISA or other similar law, unless one of the following Prohibited Transaction Class Exemptions (“PTCE”) issued by the Department of Labor or a similar exemption or exception applies to such purchase, holding and disposition:

•	PTCE 96-23 for transactions determined by in-house asset managers,

•	PTCE 95-60 for transactions involving insurance company general accounts,

•	PTCE 91-38 for transactions involving bank collective investment funds,

•	PTCE 90-1 for transactions involving insurance company separate accounts, or

•	PTCE 84-14 for transactions determined by independent qualified professional asset managers.

Any purchaser of the SynDECS or any interest therein will be deemed to have represented and warranted to Citigroup Funding on each day including the date of its purchase of the SynDECS through and including the date of disposition of such SynDECS that either:

(a)	it is not (i) a plan subject to Title I of ERISA, (ii) an entity with respect to which part or all of its assets constitute “plan assets” of any such plan, (iii) a governmental or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”), or (iv) a plan described in Section 4975(e)(1) of the Code;

(b)	it is an ERISA-Type Plan and its purchase, holding and disposition of such SynDECS are not and will not be prohibited because they are exempted by one or more of the following prohibited transaction exemptions (or similar exemption or exception): PTCE 96-23, 95-60, 91-38, 90-1 or 84-14; or

(c)	it is a plan described in Section 4975(e)(1) of the Code that is not an ERISA-Type Plan (for example, an individual retirement account, individual retirement annuity or Keogh plan), and none of Citigroup Funding, its affiliates or any employees thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the SynDECS.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that any person considering the purchase of the SynDECS with plan assets consult with its counsel regarding the consequences under ERISA and the Code, or other similar law, of the acquisition and ownership of the SynDECS and the availability of exemptive relief under the class exemptions listed above.

LEGAL MATTERS

The validity of the SynDECS and certain matters relating thereto will be passed upon by legal counsel for Citigroup Funding and Citigroup. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Funding and Citigroup in connection with the SynDECS and the guarantee. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and certain of its subsidiaries, including Citigroup Funding, and may do so in the future.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Information about Citigroup

The following documents, filed by Citigroup with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2004, (ii) Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures), (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 and (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 20, 2005, January 21, 2005, January 24, 2005, January 31, 2005, February 4, 2005, February 11, 2005, February 22, 2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 26, 2005, May 31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005, June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June 30, 2005, July 1, 2005, July 14, 2005, July 18, 2005, July 19, 2005, July 28, 2005, August 1, 2005, August 3, 2005, August 22, 2005, August 25, 2005, August 26, 2005, August 30, 2005, September 14, 2005 and September 20, 2005.

You should refer to “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the world wide web on the internet at http://www.sec.gov.

You should rely only on the information contained or incorporated in this prospectus supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus supplement is distributed. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of those documents.

Information about Genworth

For additional information about Genworth, including risks associated with an investment in Genworth common stock, see the prospectus of Genworth that we have attached for your convenience to this prospectus supplement and accompanying prospectus. Genworth files annual, quarterly and current reports, proxy statements and other information with the SEC. You may also read and copy any document that Genworth files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Genworth’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

We have attached the Genworth prospectus solely for convenience of reference. The Genworth prospectus does not constitute part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus. In addition, we assume no responsibility for any information included in or omitted from the Genworth prospectus.

Citigroup Funding Inc.

29,166,667 SynDECSSM

(Debt Exchangeable for Common StockSM)

Variable Rate Exchangeable Notes

Due September 27, 2008

(Subject to exchange into shares of Class A common stock of Genworth Financial, Inc.)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

P R O S P E C T U S  S U P P L E M E N T

September 21, 2005

(Including Prospectus

dated May 3, 2005)

Citigroup

Morgan Stanley